Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-264682

BLACKROCK SCIENCE AND TECHNOLOGY TRUST

Supplement dated September 14, 2023 to the Prospectus,

dated May 4, 2022, as supplemented on July 18, 2022, September 22, 2022 and January 3, 2023

This supplement amends certain information in the Prospectus dated May 4, 2022, of BlackRock Science and Technology Trust (the “Trust”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

Effective immediately, the following change is made to the Prospectus:

The section of the Prospectus entitled “Management of the Trust–Portfolio Managers” is deleted in its entirety and replaced with the following:

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Trust’s portfolio are as follows:

Tony Kim, Managing Director and portfolio manager, is a member of BlackRock’s Fundamental Active Equity division of BlackRock’s Active Equities Group. He is lead portfolio manager for the information technology sector, product manager for Global Science & Technology equity portfolios, and a member of the team’s Investment Strategy Group. Prior to joining BlackRock in 2013, Mr. Kim was a Senior Research Analyst for Artisan Partners based in San Francisco covering the global technology sector on their International Growth Team, which he joined in 2006. Before assuming this role, Mr. Kim worked as a Research Analyst at Credit Suisse Asset Management where he worked primarily on their U.S. large funds and was a portfolio manager of their Global Internet and Software sector fund from 2005 to mid-2006. Mr. Kim has also worked with E-Vue, a spin-off of Sarnoff Labs, and at Neuberger Berman covering technology and telecom sectors. Mr. Kim began his investment career on the sell-side covering IT at SG Warburg in 1994, where he then moved to Merrill Lynch to execute M&A transactions for technology companies.

Kyle G. McClements, CFA, Managing Director, is Head of the Equity Derivatives team within BlackRock’s Fundamental Equity division. He is a portfolio manager for equity derivatives overlay and hedging assignments, including BlackRock’s closed-end funds. Mr. McClements’ service with the firm dates back to 2004, including his years with State Street Research & Management (SSRM), which merged with BlackRock in 2005. At SSRM, Mr. McClements was a Vice President and senior derivatives strategist responsible for equity derivative strategy and trading in the Quantitative Equity Group at State Street Research. Prior to joining State Street Research in 2004, Mr. McClements was a senior trader/analyst at Deutsche Asset Management, responsible for derivatives, equity program, technology and energy sector, and foreign exchange trading. Mr. McClements began his career in 1994 as a derivatives analyst with Donaldson Lufkin & Jenrette responsible for pricing and performance analytics for the derivatives trading desk.

Christopher M. Accettella, Director, is a member of the Equity Derivatives team within BlackRock’s Fundamental Active Equity division. He is a portfolio manager for equity derivatives overlay and hedging assignments, including BlackRock’s equity closed-end funds. Prior to joining BlackRock in 2005, Mr. Accettella was an institutional sales trader with American Technology Research. From 2001 to 2003, he was with Deutsche Asset Management where he was responsible for derivatives and program trading. Prior to that, he was a senior associate in the Pacific Basin Equity Group at Scudder Investments Singapore Limited. Mr. Accettella began his investment career in 1997 as a portfolio analyst in the European Equity group of Scudder Kemper Investments, Inc.

Reid Menge, Director, is a member of the Fundamental Active Equity division of BlackRock’s Active Equity Group. He is responsible for coverage of the technology sector. Prior to joining BlackRock in 2014, Mr. Menge was an associate director of equity research at UBS covering global technology. From 2006 to 2009, he was an investment research analyst at Citigroup responsible for global software. From 2003 to 2006, Mr. Menge was a member of the Prudential Equity Group where he was responsible for enterprise software coverage. Mr. Menge began his investment career in 2001 at Credit Suisse First Boston as an analyst for fixed income sales. Mr. Menge earned a BA degree in history from Cornell University in 2001.

The SAI provides additional information about other accounts managed by the portfolio management team, the compensation of each portfolio manager and the ownership of the Trust’s securities by each portfolio manager.

Investors should retain this supplement for future reference.